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                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                Date of Report (Date of earliest event reported):
                                 April 17, 2002

                        Commission File Number 000-27663

                             SATYAM INFOWAY LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                              Tidel Park, 2nd Floor
                          4, Canal Bank Road, Taramani
                             Chennai 600 113, India
                                (91) 44-254-0770
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F [X] Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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Item 5. Other Events.

        On April 17, 2002, Satyam Infoway announced its U.S. GAAP results for the fiscal year ended March 31, 2002. A copy of the related press release is attached as Exhibit 99.1 and incorporated herein by reference.

Item 7. Financial Statements and Exhibits.

        (c) Exhibits:

                99.1 Press Release dated April 17, 2002.

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date:  April 25, 2002
                                            SATYAM INFOWAY LIMITED


                                            By:    /s/ R. Ramaraj
                                            ------------------------------------
                                            Name:  R. Ramaraj
                                            Title:  Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit Number    Description
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
    99.1          Press Release dated April 17, 2002.